Exhibit 99.1

Valens Semiconductor Reports Strong Second Quarter 2026 Results and Raises Full-Year Revenue Guidance

●	Delivered Q2 2026 revenue of $18.1 million, exceeding the top end of our guidance

●	Q2 2026 gross margin: 61.5% GAAP; 64.3% non-GAAP

●	Cash, cash equivalents and short-term deposits as of June 30, 2026: $83.4 million

●	Increased full-year 2026 revenue guidance to between $78.0 million and $81.0 million

HOD HASHARON, Israel, August 12, 2026 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity chipsets that enable reliable, long-reach video transmission across the world’s most demanding applications, today reported financial results for the second quarter ended June 30, 2026.

“We are pleased with our performance in the second quarter, where we exceeded our guidance and delivered revenue of $18.1 million,” said Yoram Salinger, CEO of Valens Semiconductor. “This quarter demonstrates continued customer demand and highlights the strength of our execution across the business. Our Audio-Video segment remains the established foundation of the company, while our Automotive ADAS design win programs continue to advance toward production and long-term revenue generation. At the same time, our technology leadership, validated by strong customer adoption, is increasingly translating into tangible commercial opportunities, and positioning us for future growth. Together, these achievements contributed to our confidence in the continuation of this business traction and supported our decision to raise guidance for the year 2026.”

Q2 2026 Business Highlights:

●	Barco selected HDBaseT chipsets to power its new ClickShare USB-C Extension over CAT kit.

●	Participated at the InfoComm trade show, showcasing the VS3000 and the VS6320 chipsets, expanding engagements, and generating new sales opportunities.

●	Introduced a new reference design offering for USB3 and 4K video extension tailored to the needs of our leading ODM customers, driving millions of dollars in bookings.

●	Advanced all four Automotive design-win programs toward production, with revenue expected to ramp up in 2027.

●	Welcoming Karine Pinto-Flomenboim as the new Chief Financial Officer, effective August 9th, 2026, and Dean Martin as the new Head of Automotive Business Unit, effective on September 1st, 2026.

Q2 2026 Financial Highlights:

●	Q2 2026 revenue reached $18.1 million, exceeding our guidance of $17.2-$17.6 million, compared to $16.9 million in Q1 2026 and $17.1 million in Q2 2025.

o	Q2 2026 Cross-Industry Business (“CIB”) revenue accounted for approximately 70% of total revenue at $13.1 million compared to $11.0 million in Q1 2026 and $12.8 million in Q2 2025.

o	Q2 2026 Automotive revenue accounted for approximately 30% of total revenue at $5.0 million, compared to $5.9 million in Q1 2026 and $4.3 million in Q2 2025.

●	Q2 2026 GAAP gross margin was 61.5% (non-GAAP gross margin was 64.3%), in line with our guidance. This is compared to a GAAP gross margin of 62.2% for Q1 2026 and 63.5% for Q2 2025 (non-GAAP gross margin of 65.2% in Q1 2026 and 67.2% in Q2 2025). On a segment basis, Q2 gross margin from CIB was 69.2% and gross margin from Automotive was 41.5%. This compares to a Q1 2026 gross margin of 70.8% and 46.2%, respectively, and a Q2 2025 gross margin of 67.8% and 50.5%, respectively. The decrease in Q2 automotive gross margin compared to Q1 2026 was due to additional testing facility expenses incurred to prioritize and support production requirements.

●	Q2 2026 GAAP net loss amounted to $(8.1) million, compared to a net loss of $(8.3) million in Q1 2026 and a net loss of $(7.2) million in Q2 2025.

●	Q2 2026 adjusted EBITDA was a loss of $(4.2) million, lower than the guidance range of a $(4.9)-$(4.4) million adjusted EBITDA loss. This compares to an adjusted EBITDA loss of $(5.5) million in Q1 2026 and an adjusted EBITDA loss of $(4.0) million in Q2 2025.

●	Cash, cash equivalents and short-term deposits as of June 30, 2026, were $83.4 million. This compares to cash, cash equivalents and short-term deposits of $86.1 million as of March 31, 2026 and to cash, cash equivalents and short-term deposits of $92.6 million as of December 31, 2025.

Financial Outlook for Q3 2026 and Raised Full-Year Guidance

For Q3 2026, Valens Semiconductor expects revenue to range between $21.3 million and $21.7 million, gross margin to range between 60.0% and 62.0%, and adjusted EBITDA loss to range between $(3.4) million and $(2.8) million.

Based on its strong first-half 2026 performance and improved visibility for the remainder of the year, Valens has raised its full-year 2026 revenue guidance to between $78.0 million and $81.0 million, an increase of approximately 13% (midpoint of the guidance) compared to the annual revenue of 2025.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens will host a conference call and webinar at 8:30 a.m. Eastern Time to discuss its operational and financial results followed by a question-and-answer session for the investment community. Investors are invited to attend by registering in advance here. A replay of the webinar will also be available shortly after the call in the Investors section of Valens’ website for 90 days. If you wish to dial in, please use the following options: USA & Canada (Toll-Free): (888) 715-9871; United States (New York): (646) 307-1963; United Kingdom (Toll-Free): +44.800.260.6466; United Kingdom (London): +44.20.3481.4247; Israel (Tel Aviv): +972 3 376 1144; Conference ID: 1504681.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2025 (including its full year 2025 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 25, 2026, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2025 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty; political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. Except as required by law, we undertake no obligations to make any revisions to the forward-looking statements contained in this press release or to update them to reflect events or circumstances occurring after the date of this press release, whether as a result of new information, future developments or otherwise.

About Valens Semiconductor

Valens Semiconductor (NYSE: VLN) is a leading provider of high-performance connectivity chipsets that enable reliable, long-reach data transmission across the world’s most demanding applications. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, Advanced Driver Assistance Systems and Software Defined Vehicles. Valens is a pioneer in connectivity technologies and a key contributor to leading industry standards, including HDBaseT® and MIPI A-PHY. For more information, visit www.valens.com

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues	18,105	17,059	34,964	33,887
Gross Profit	11,139	10,835	21,626	21,417
Gross Margin	61.5%	63.5%	61.9%	63.2%
Net Loss	(8,052)	(7,184)	(16,342)	(15,492)
Working Capital[1]	88,919	105,998	88,919	105,998
Cash, Cash Equivalents and Short-Term Deposits[2]	83,431	102,721	83,431	102,721
Net Cash Used in Operating Activities	(3,486)	(211)	(8,978)	(7,761)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	64.3%	67.2%	64.8%	67.0%
Adjusted EBITDA Loss[4]	(4,227)	(4,016)	(9,693)	(8,362)
Non-GAAP Earnings Loss Per Share (in U.S. Dollars)[5]	$(0.04)	$(0.04)	$(0.09)	$(0.07)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended June 30, 2026, and 2025, share-based compensation and depreciation & amortization expenses were $507 thousand and $630 thousand, respectively. For the six months ended June 30, 2026, and 2025, share-based compensation and depreciation expenses were $1,015 thousand and $1,280 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value earnout liability, which may vary from period-to-period, and certain batch production incident income. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
REVENUES	18,105	17,059	34,964	33,887
COST OF REVENUES	(6,966)	(6,224)	(13,338)	(12,470)
GROSS PROFIT	11,139	10,835	21,626	21,417
OPERATING EXPENSES:
Research and development expenses	(10,076)	(10,198)	(20,370)	(20,788)
Sales and marketing expenses	(5,011)	(5,166)	(10,407)	(10,773)
General and administrative expenses	(3,998)	(3,697)	(8,015)	(7,364)
Change in earnout liability	-	837	282	663
TOTAL OPERATING EXPENSES	(19,085)	(18,224)	(38,510)	(38,262)
OPERATING LOSS	(7,946)	(7,389)	(16,884)	(16,845)
Financial income (expenses), net	(79)	225	594	1,463
LOSS BEFORE INCOME TAXES	(8,025)	(7,164)	(16,290)	(15,382)
INCOME TAXES	(29)	(21)	(56)	(114)
LOSS AFTER INCOME TAXES	(8,054)	(7,185)	(16,346)	(15,496)
Equity in earnings of investee	2	1	4	4
NET LOSS	(8,052)	(7,184)	(16,342)	(15,492)
EARNINGS PER SHARE DATA: BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.08)	$(0.07)	$(0.15)	$(0.15)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	107,236,802	103,551,779	106,142,089	104,403,869
Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges	352	1,276	(12)	734
TOTAL COMPREHENSIVE LOSS	(7,700)	(5,908)	(16,354)	(14,758)

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	42,557	27,863
Short-term deposits	40,874	64,733
Restricted Short-term deposit	1,120	1,132
Trade accounts receivable	8,867	9,971
Prepaid expenses and other current assets	4,106	4,842
Inventories	12,513	10,117
TOTAL CURRENT ASSETS	110,037	118,658
LONG-TERM ASSETS
Property and equipment, net	2,514	2,901
Operating lease right-of-use assets	6,251	6,901
Intangible assets	3,291	3,762
Goodwill	1,847	1,847
Other assets	686	632
TOTAL LONG-TERM ASSETS	14,589	16,043
TOTAL ASSETS	124,626	134,701

LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL CURRENT LIABILITIES	21,118	22,934
LONG-TERM LIABILITIES
Non-current operating leases liabilities	6,348	6,717
Other long-term liabilities	106	67
TOTAL LONG-TERM LIABILITIES	6,454	6,784
TOTAL LIABILITIES	27,572	29,718
TOTAL SHAREHOLDERS’ EQUITY	97,054	104,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	124,626	134,701

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Six Months Ended June 30,
	2026	2025
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the period	(16,342)	(15,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	1,227	1,528
Stock-based compensation	6,246	7,941
Exchange rate differences	931	159
Realized and unrealized loss (gain) on non-designated derivative instruments	3	617
Interest on short-term deposits	91	771
Change in earnout liability	(282)	(663)
Reduction in the carrying amount of ROU assets	682	692
Equity in earnings of investee, net of dividend received	(4)	1
Changes in operating assets and liabilities:
Trade accounts receivable	1,092	(382)
Prepaid expenses and other current assets	758	878
Inventories	(2,396)	(1,460)
Other assets	(8)	(96)
Current Liabilities	(234)	(1,864)
Change in operating lease liabilities	(781)	(403)
Other long-term liabilities	39	12
Net cash used in operating activities	(8,978)	(7,761)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(19,162)	(52,505)
Maturities of short-term deposits	44,062	91,835
Purchase of property and equipment	(302)	(537)
Derivative instruments of non-designated hedges	(3)	(672)
Net cash provided by investing activities	24,595	38,121
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	-	(19,761)
Earnout payment	(1,962)	-
Exercise of stock options	2,179	385
Net cash provided by (used in) financing activities	217	(19,376)

Effect of exchange rate changes on cash and cash equivalents	(20)	182
INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT	15,814	11,166
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE BEGINNING OF THE PERIOD	27,863	35,423
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE END OF THE PERIOD	43,677	46,589
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalent	42,557	46,589
Restricted Deposit	1,120	-
Total cash, cash equivalent and restricted deposit	43,677	46,589
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account of property and equipment	67	194
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modifications	32	494

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of earnout liability, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Net Loss	(8,052)	(7,184)	(16,342)	(15,492)
Adjusted to exclude the following:
Change in earnout liability	-	(837)	(282)	(663)
Financial expenses (income), net	79	(225)	(594)	(1,463)
Income taxes	29	21	56	114
Equity in earnings of investee	(2)	(1)	(4)	(4)
Certain batch production incident income	-	(323)	-	(323)
Depreciation and amortization	609	758	1,227	1,528
Stock-based compensation expenses	3,110	3,775	6,246	7,941
Adjusted EBITDA Loss	(4,227)	(4,016)	(9,693)	(8,362)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(8,052)	(7,184)	(16,342)	(15,492)

Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.08)	$(0.07)	$(0.15)	$(0.15)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	107,236,802	103,551,779	106,142,089	104,403,869

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Non-GAAP Loss per Share[7]
GAAP Net Loss	(8,052)	(7,184)	(16,342)	(15,492)
Adjusted to exclude the following:
Stock based compensation	3,110	3,775	6,246	7,941
Depreciation and amortization	609	758	1,227	1,528
Certain batch production incident income	-	(323)	-	(323)
Change in earnout liability	-	(837)	(282)	(663)
Total Non-GAAP Loss used for computing Loss per Share	(4,333)	(3,811)	(9,151)	(7,009)

Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.04)	$(0.04)	$(0.09)	$(0.07)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	107,236,802	103,551,779	106,142,089	104,403,869

[7]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation and amortization, and the change in fair value of Forfeiture Share and earnout liability, divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contact:

Michal Ben Ari: Investors@valens.com

Media Contact:

Yoni Dayan: yoni.dayan@valens.com

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